[CNL INCOME FUNDS LETTERHEAD]

Filed by CNL Income Fund V, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Commission File No.: 333-119116

Subject Company: CNL Income Fund V, Ltd.

January 11, 2005

An Update from CNL Income Funds

Dear Limited Partner:

We are pleased to enclose your share of the distribution for the quarter ended December 31, 2004. If you have directed your distributions to another address, a confirmation report is enclosed for your records.

As we discussed in the second quarter financial report and the Q&A supplement that accompanied it, we have entered into agreements to merge the 18 CNL Income Funds with U.S. Restaurant Properties, Inc. (NYSE:USV), a publicly traded real estate investment trust (REIT). Under the terms of the transaction, the limited partners will receive approximately 84% of the merger consideration in cash and approximately 16% in U.S. Restaurant Properties, Inc. Series A Convertible Preferred Stock.*

A registration/proxy statement that details the merger proposal specific to each Income Fund has been sent to you. More financial information specific to your Income Fund also can be found in the registration/proxy statement for the third quarter.

We recommend that you consent to the proposed mergers. We are at or beyond the expected holding period of these investments and we believe that these transactions provide the most attractive alternative for you, a limited partner.

As always, thank you for the opportunity to be the steward of your investment as well as for your support for this merger.

Sincerely,

/s/ James M. Seneff, Jr.	/s/ Robert A. Bourne
James M. Seneff, Jr. General Partner	Robert A. Bourne General Partner

* The mergers are subject to completing a minimum number of the proposed mergers and other customary closing conditions.